Pioneer Ibbotson Asset Allocation Series

Quarterly Report | April 30, 2009

Ticker Symbols:

<u>Class</u>	Conservative Allocation <u>Fund</u>	Moderate Allocation <u>Fund</u>	Growth Allocation <u>Fund</u>	Aggressive Allocation <u>Fund</u>
A	PIAVX	PIALX	GRAAX	PIAAX
B	PIBVX	PIBLX	GRABX	IALBX
C	PICVX	PIDCX	GRACX	IALCX
Y	IBBCX	IMOYX	IBGYX	IBAYX

Schedule of Investments | 4/30/09 (unaudited)
Pioneer Ibbotson Conservative Allocation Fund

Shares		Value
	MUTUAL FUNDS —99.2%	
	PIONEER FUNDS—99.2%	
1,241,980	Pioneer Bond Fund Class Y	$ 10,271,173
85,431	Pioneer Cullen Value Fund Class Y	1,119,145
8,991	Pioneer Disciplined Growth Class Y	65,726
9,425	Pioneer Disciplined Value Class Y	65,031
21,699	Pioneer Emerging Markets Fund Class Y	417,277
21,753	Pioneer Equity Income Fund Class Y	389,165
21,411	Pioneer Europe Select Equity Fund Class Y	383,679
54,535	Pioneer Floating Rate Class Y	316,303
81,447	Pioneer Fund Class Y	2,284,596
66,395	Pioneer Fundamental Growth Fund Class Y	584,937
15,026	Pioneer Global Equity Class Y	106,087
228,901	Pioneer Global High Yield Fund Class Y	1,558,817
23,265	Pioneer Growth Opportunities Fund Class Y	404,587
304,876	Pioneer High Yield Fund Class Y	2,064,008
35,658	Pioneer Independence Fund Class Y	266,012
152,189	Pioneer International Equity Fund Class Y	1,964,754
5,571	Pioneer International Value Fund Class Y	79,440
40,881	Pioneer Mid-Cap Growth Fund Class Y	392,862
25,530	Pioneer Mid-Cap Value Fund Class Y	385,241
84,372	Pioneer Oak Ridge Large Cap Growth Fund Class Y	762,719
290,941	Pioneer Research Fund Class Y	1,870,751
944,033	Pioneer Short Term Income Fund Class Y	8,496,293
26,346	Pioneer Small Cap Value Fund Class Y	405,467
282,649	Pioneer Strategic Income Fund Class Y	2,498,618
53,612	Pioneer Value Fund Class Y	453,022
	TOTAL INVESTMENTS IN SECURITIES—99.2% (Cost $44,764,754) (a)	**$ 37,605,710**
	OTHER ASSETS AND LIABILITIES—0.8%	**$ 320,471**
	TOTAL NET ASSETS—100.0%	**$ 37,926,181**

(a) At April 30, 2009, the net unrealized loss on investments based on cost for federal tax purposes of $44,764,754 was as follows:

Aggregate gross unrealized gain for all investments in which there is an excess of value over tax cost	$ 116,213
Aggregate gross unrealized loss for all investments in which there is an excess of tax cost over value	(7,275,257)
Net unrealized loss	$ (7,159,044)

Schedule of Investments | 4/30/09 (unaudited)
Pioneer Ibbotson Conservative Allocation Fund

FAS 157 Footnote Disclosures

Various inputs are used in determining the value of the Fund's investments. These inputs are summarized in the three broad levels listed below.

Highest priority is given to Level 1 inputs and lowest priority is given to Level 3.

Level 1 – quoted prices in active markets for identical securities

Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)

Level 3 – significant unobservable inputs (including the Fund's own assumptions in determining fair value of investments)

The following is a summary of the inputs used as of April 30, 2009, in valuing the Fund's assets:

Valuation Inputs	Investments in Securities
Level 1 – Quoted Prices	$ 37,605,710
Level 2 – Other Significant Observable Inputs	—
Level 3 – Significant Unobservable Inputs	—
Total	$37,605,710

Schedule of Investments | 4/30/09 (unaudited)
Pioneer Ibbotson Moderate Allocation Fund

Shares		Value
	MUTUAL FUNDS —99.1%	
	PIONEER FUNDS--99.1%	
3,542,036	Pioneer Bond Fund Class Y	$ 29,292,639
524,700	Pioneer Cullen Value Fund Class Y	6,873,575
499,330	Pioneer Disciplined Growth Class Y	3,650,106
526,416	Pioneer Disciplined Value Class Y	3,632,269
186,441	Pioneer Emerging Markets Fund Class Y	3,585,256
100,647	Pioneer Equity Income Fund Class Y	1,800,583
204,916	Pioneer Europe Select Equity Fund Class Y	3,672,087
562,897	Pioneer Fund Class Y	15,789,256
1,116,628	Pioneer Fundamental Growth Fund Class Y	9,837,494
1,112,240	Pioneer Global Equity Class Y	7,852,411
931,338	Pioneer Global High Yield Fund Class Y	6,342,412
1,806	Pioneer Government Income Fund Class Y	17,808
448,250	Pioneer Growth Opportunities Fund Class Y	7,795,073
1,094,708	Pioneer High Yield Fund Class Y	7,411,173
371,418	Pioneer Independence Fund Class Y	2,770,775
328,671	Pioneer International Equity Fund Class Y	4,243,148
589,539	Pioneer International Value Fund Class Y	8,406,827
382,728	Pioneer Mid-Cap Growth Fund Class Y	3,678,018
362,163	Pioneer Mid-Cap Value Fund Class Y	5,465,044
450,329	Pioneer Oak Ridge Large Cap Growth Fund Class Y	4,070,978
447,149	Pioneer Real Estate Shares Fund Class Y	5,186,933
1,310,771	Pioneer Research Fund Class Y	8,428,256
1,949,202	Pioneer Short Term Income Fund Class Y	17,542,819
338,850	Pioneer Small Cap Value Fund Class Y	5,214,909
469,841	Pioneer Strategic Income Fund Class Y	4,153,390
56,690	Pioneer Value Fund Class Y	479,027
	TOTAL INVESTMENTS IN SECURITIES—99.1% (Cost $222,144,520) (a)	**$ 177,192,266**
	OTHER ASSETS AND LIABILITIES--0.9%	**$ 1,659,171**
	TOTAL NET ASSETS--100.0%	**$ 178,851,437**

(a) At April 30, 2009, the net unrealized loss on investments based on cost for federal tax purposes of $222,144,520 was as follows:

Aggregate gross unrealized gain for all investments in which there is an excess of value over tax cost	$	743,759
Aggregate gross unrealized loss for all investments in which there is an excess of tax cost over value		(45,696,013)
Net unrealized loss	$	(44,952,254)

Schedule of Investments | 4/30/09 (unaudited)
Pioneer Ibbotson Moderate Allocation Fund

FAS 157 Footnote Disclosures

Various inputs are used in determining the value of the Fund's investments. These inputs are summarized in the three broad levels listed below.

Highest priority is given to Level 1 inputs and lowest priority is given to Level 3.

- Level 1 – quoted prices in active markets for identical securities
- Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
- Level 3 – significant unobservable inputs (including the Fund's own assumptions in determining fair value of investments)

The following is a summary of the inputs used as of April 30, 2009, in valuing the Fund's assets:

Valuation Inputs	Investments in Securities
Level 1 – Quoted Prices	$177,192,266
Level 2 – Other Significant Observable Inputs	—
Level 3 – Significant Unobservable Inputs	—
Total	**$177,192,266**

Schedule of Investments | 4/30/09 (unaudited)
Pioneer Ibbotson Growth Allocation Fund

Shares		Value
	MUTUAL FUNDS —100.1%	
	PIONEER FUNDS—100.1%	
2,648,505	Pioneer Bond Fund Class Y	$ 21,903,136
517,292	Pioneer Cullen Value Fund Class Y	6,776,524
636,091	Pioneer Disciplined Growth Class Y	4,649,828
595,910	Pioneer Disciplined Value Class Y	4,111,779
399,280	Pioneer Emerging Markets Fund Class Y	7,678,150
271,689	Pioneer Equity Income Fund Class Y	4,860,509
124,760	Pioneer Europe Select Equity Fund Class Y	2,235,696
564,060	Pioneer Fund Class Y	15,821,891
1,167,340	Pioneer Fundamental Growth Fund Class Y	10,284,265
1,321,934	Pioneer Global Equity Class Y	9,332,853
218,865	Pioneer Global High Yield Fund Class Y	1,490,468
1,059	Pioneer Government Income Fund Class Y	10,440
519,234	Pioneer Growth Opportunities Fund Class Y	9,029,484
770,904	Pioneer High Yield Fund Class Y	5,219,019
130,089	Pioneer Independence Fund Class Y	970,464
437,643	Pioneer International Equity Fund Class Y	5,649,975
728,985	Pioneer International Value Fund Class Y	10,395,323
553,682	Pioneer Mid-Cap Growth Fund Class Y	5,320,887
548,949	Pioneer Mid-Cap Value Fund Class Y	8,283,646
408,056	Pioneer Oak Ridge Large Cap Growth Fund Class Y	3,688,823
569,781	Pioneer Real Estate Shares Fund Class Y	6,609,457
1,325,093	Pioneer Research Fund Class Y	8,520,348
832,108	Pioneer Short Term Income Fund Class Y	7,488,973
440,263	Pioneer Small Cap Value Fund Class Y	6,775,640
248,247	Pioneer Strategic Income Fund Class Y	2,194,507
157,293	Pioneer Value Fund Class Y	1,329,123
	TOTAL INVESTMENTS IN SECURITIES—100.1% (Cost $218,817,964) (a)	**$ 170,631,208**
	OTHER ASSETS AND LIABILITIES—(0.1)%	**$ (90,119)**
	TOTAL NET ASSETS—100.0%	**$ 170,541,089**

(a) At April 30, 2009, the net unrealized loss on investments based on cost for federal tax purposes of $218,817,964 was as follows:

Aggregate gross unrealized gain for all investments in which there is an excess of value over tax cost	$	858,387
Aggregate gross unrealized loss for all investments in which there is an excess of tax cost over value		(49,045,143)
Net unrealized loss	$	(48,186,756)

Schedule of Investments | 4/30/09 (unaudited)
Pioneer Ibbotson Growth Allocation Fund

FAS 157 Footnote Disclosures

Various inputs are used in determining the value of the Fund's investments. These inputs are summarized in the three broad levels listed below.

Highest priority is given to Level 1 inputs and lowest priority is given to Level 3.

Level 1 – quoted prices in active markets for identical securities
Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
Level 3 – significant unobservable inputs (including the Fund's own assumptions in determining fair value of investments)

The following is a summary of the inputs used as of April 30, 2009, in valuing the Fund's assets:

Valuation Inputs	**Investments in Securities**
Level 1 – Quoted Prices	$170,631,208
Level 2 – Other Significant Observable Inputs	—
Level 3 – Significant Unobservable Inputs	—
Total	$ 170,631,208

Schedule of Investments | 4/30/09 (unaudited)
Pioneer Ibbotson Aggressive Allocation Fund

Shares		Value
	MUTUAL FUNDS —99.6%	
	PIONEER FUNDS—99.6%	
944,252	Pioneer Bond Fund Class Y	$ 7,808,968
304,365	Pioneer Cullen Value Fund Class Y	3,987,181
421,340	Pioneer Disciplined Growth Class Y	3,079,998
370,300	Pioneer Disciplined Value Class Y	2,555,069
291,323	Pioneer Emerging Markets Fund Class Y	5,602,133
133,407	Pioneer Equity Income Fund Class Y	2,386,659
84,721	Pioneer Europe Select Equity Fund Class Y	1,518,208
364,508	Pioneer Fund Class Y	10,224,440
757,118	Pioneer Fundamental Growth Fund Class Y	6,670,209
1,095,037	Pioneer Global Equity Class Y	7,730,965
444,693	Pioneer Growth Opportunities Fund Class Y	7,733,211
129,120	Pioneer Independence Fund Class Y	963,238
269,326	Pioneer International Equity Fund Class Y	3,476,996
652,468	Pioneer International Value Fund Class Y	9,304,192
332,378	Pioneer Mid-Cap Growth Fund Class Y	3,194,152
410,332	Pioneer Mid-Cap Value Fund Class Y	6,191,904
320,017	Pioneer Oak Ridge Large Cap Growth Fund Class Y	2,892,956
460,519	Pioneer Real Estate Shares Fund Class Y	5,342,025
782,808	Pioneer Research Fund Class Y	5,033,458
496,059	Pioneer Small Cap Value Fund Class Y	7,634,342
56,595	Pioneer Value Fund Class Y	478,227
	TOTAL INVESTMENTS IN SECURITIES— 99.6%	
	(Cost $133,228,281) (a)	**$ 103,808,531**
	OTHER ASSETS AND LIABILITIES—0.4%	**$ 436,498**
	TOTAL NET ASSETS—100.0%	**$ 104,245,029**

(a)   At April 30, 2009, the net unrealized loss on investments based on cost for federal tax purposes of $133,228,281 was as follows:

Aggregate gross unrealized gain for all investments in which there is an excess of value over tax cost	$ 676,022
Aggregate gross unrealized loss for all investments in which there is an excess of tax cost over value	(30,095,772)
Net unrealized loss	$ (29,419,750)

Schedule of Investments | 4/30/09 (unaudited)
Pioneer Ibbotson Aggressive Allocation Fund

FAS 157 Footnote Disclosures

Various inputs are used in determining the value of the Fund's investments. These inputs are summarized in the three broad levels listed below.

Highest priority is given to Level 1 inputs and lowest priority is given to Level 3.

Level 1 – quoted prices in active markets for identical securities
Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
Level 3 – significant unobservable inputs (including the Fund's own assumptions in determining fair value of investments)

The following is a summary of the inputs used as of April 30, 2009, in valuing the Fund's assets:

Valuation Inputs	Investments in Securities
Level 1 – Quoted Prices	$103,808,531
Level 2 – Other Significant Observable Inputs	—
Level 3 – Significant Unobservable Inputs	—
Total	$103,808,531